 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces Talicia Approved in the United Arab Emirates and First Commercial Order Outside the U.S.”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: August 1, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Biopharma Announces Talicia Approved in the United
Arab Emirates and First Commercial Order Outside the U.S.

RedHill’s partner, Gaelan Medical, part of the Ghassan Aboud Group (GAG), receives marketing approval from the United Arab Emirates (UAE) Ministry of Health for Talicia
--
Gaelen placed a meaningful initial Talicia order and commences commercialization activities
--
Talicia, a novel rifabutin-containing all-in-one oral capsule specifically designed to treat H.
pylori, is the leading branded first-line therapy prescribed by U.S. gastroenterologists1 for eradication of H. pylori - a bacterial infection that affects 41% of the UAE adult population2

RALEIGH, N.C. and TEL-AVIV, Israel, August 01, 2023, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, announced that its partner, Gaelan Medical LLC (“Gaelan Medical”), a wholly owned subsidiary of the Ghassan Aboud Group (GAG), has received marketing approval from the United Arab Emirates (UAE) Ministry of Health for Talicia (omeprazole magnesium, amoxicillin and rifabutin)3. The approval makes Talicia the first approved rifabutin-containing all-in-one combination product in the UAE specifically designed to treat H. pylori.

“We are delighted with the rapid progress our partner, Gaelen Medical, has made in achieving marketing approval for Talicia in the UAE, and we are pleased to have received the first commercial order for Talicia from Gaelen” said Adi Frish, RedHill’s Chief Corporate & Business Development Officer. “H. pylori is a major public health concern in the region, impacting up to 84% of the population4, and is one of the strongest risk factors for gastric cancer. Considering the alarming failure rates of clarithromycin-based therapies and the need for highly effective first-line H. pylori therapy, we continue our efforts to help bring Talicia to H. pylori patients in additional countries as we continue to explore, with GAG and other potential partners, the expansion of Talicia’s reach into new territories.”

Clarithromycin-based triple therapy continues to wane in effectiveness. A 2021 study demonstrated only 68.5% eradication with traditional clarithromycin-based triple therapy, which declined further to 32% in patients harboring resistant H. pylori organisms5. Other studies have also shown that for clarithromycin-resistant strains of H. pylori the risk of eradication failure increases 3-7–fold when treated with clarithromycin-containing regimens6,7. Clarithromycin-based treatment efficacy can also be negatively impacted by patient BMI or diabetic status, neither of which impact Talicia’s eradication rates, according to data from post-approval post-hoc analysis8,9.

 About H. pylori infection
H. pylori is a bacterial infection that affects approximately 35%2 of the U.S. population, with an estimated two million patients treated annually10. Worldwide, more than 50% of the population has H. pylori infection, which is classified by the WHO as a Group 1 carcinogen. It remains the strongest known risk factor for gastric cancer11 and a major risk factor for peptic ulcer disease12 and gastric mucosa-associated lymphoid tissue (MALT) lymphoma13. More than 27,000 Americans are diagnosed with gastric cancer annually14. Eradication of H. pylori is becoming increasingly difficult, with current therapies failing in approximately 25-40% of patients who remain H. pylori-positive due to high resistance of H. pylori to antibiotics – especially clarithromycin – which is still commonly used in standard combination therapies2.

About Talicia
Talicia is a novel, fixed-dose, all-in-one oral capsule combination of two antibiotics (amoxicillin and rifabutin) and a proton pump inhibitor (PPI) (omeprazole), approved by the U.S. FDA for the treatment of H. pylori infection in adults.

Talicia is the only low-dose rifabutin-based therapy approved for the treatment of H. pylori infection and is designed to address H. pylori’s high resistance to other antibiotics. The high rates of H. pylori resistance to clarithromycin have led to significant rates of treatment failure with clarithromycin-based therapies and are a strong public health concern, as highlighted by the ACG, FDA and the World Health Organization (WHO) in recent years.

In the pivotal Phase 3 study, Talicia demonstrated 84% eradication of H. pylori infection in the intent-to-treat (ITT) group vs. 58% in the active comparator arm (p<0.0001). Minimal to zero resistance to rifabutin, a key component of Talicia, was detected in RedHill’s pivotal Phase 3 study. Further, in an analysis of data from this study, it was observed that subjects who were confirmed adherent15 to their therapy had response rates of 90.3% in the Talicia arm vs. 64.7% in the active comparator arm16. To reduce the development of drug-resistant bacteria and maintain the effectiveness of Talicia and other antibacterial drugs, Talicia should be used only to treat or prevent infections that are proven or strongly suspected to be caused by bacteria.

Talicia is eligible for a total of eight years of U.S. market exclusivity under its Qualified Infectious Disease Product (QIDP) designation and is also covered by U.S. patents which extend patent protection until 2034 with additional patents and applications pending and granted in various territories worldwide.

TALICIA: IMPORTANT SAFETY INFORMATION

Tell your healthcare provider about all of the medicines you take, including prescription or non-prescription medications or herbal supplements before starting Talicia. Talicia may affect the way other medicines work, and other medicines may affect the way Talicia works. Do not start any new medications while taking Talicia without first speaking with your healthcare provider.

•	You should not take Talicia if you are known to be sensitive to any of the components of Talicia (omeprazole, amoxicillin, rifabutin), penicillins, proton pump inhibitors or rifamycins.
•	You should not take Talicia if you are taking rilpivirine-containing products, delavirdine or voriconazole.

Before you take Talicia, tell your healthcare provider about all of your medical conditions, including if you:

•	Are pregnant or plan to become pregnant. Talicia may harm your unborn baby. Tell your healthcare provider if you become pregnant or think you may be pregnant during your treatment with Talicia.
•	Have severe kidney disease or liver disease.

When taking Talicia, do not crush or chew capsules. Do not take Talicia with alcohol.

Call your healthcare provider immediately if while taking Talicia you develop:

•
New rash or other skin changes, muscle or joint pains, swelling of any area of the body, severe flu-like symptoms, difficulty breathing, fever, blood in your urine, increased or decreased urination, drowsiness, confusion, nausea, vomiting, ongoing stomach pain, bloody diarrhea, or if diarrhea continues after therapy is completed, weight gain or changes in your eyesight.

What are the common side effects of Talicia?

•
The most common side effects of Talicia are diarrhea, headache, nausea, stomach pain, rash, indigestion, mouth or throat pain, vomiting, and vaginal yeast infection. Call your healthcare professional for medical advice about side effects.

•	Tell your healthcare provider if you experience tiredness, weakness, achiness, headaches, dizziness, depression, increased sensitivity to light, or pain when taking a deep breath.
•	Talicia may reduce the effectiveness of oral or other forms of hormonal birth-control. You should use an additional non-hormonal highly effective method of birth control while taking Talicia.
•	You may experience a brown-orange discoloration of your urine or tears while taking Talicia.
•	The information here is not comprehensive. Talk to your healthcare provider to learn more.

APPROVED USE FOR TALICIA

TALICIA is indicated for the treatment of Helicobacter pylori infection in adults.

Click here for the full Prescribing Information for TALICIA.

You are encouraged to report Adverse Reactions to RedHill Biopharma Inc. at 1-833-ADRHILL (1-833-237-4455) or the FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

About Gaelan Medical
Gaelan Medical is a part of Ghassan Aboud Group, an international conglomerate that has been engaged in several key business sectors including health care, automotive, hospitality, real estate, retail, catering, logistics, pastoral, trade and distribution and media for more than two decades. Headquartered in the United Arab Emirates, GAG’s business operations are complemented by offices in Australia, Belgium, Jordan and Turkey.

Ghassan Aboud Group believes that productivity, innovation and transformation require community engagement and ensures that its exclusive portfolio operates in a corporate conscious and a responsible manner making people the number one priority behind its vision “Being at the forefront of excellence”.

Gaelan Medical, the UAE based healthcare and beauty distribution business follows a mission of care and cure and is dedicated to support healthcare providers with world-class solutions to better serve communities across the GCC region. Gaelan Medical, with its experienced management team, caters to diverse healthcare needs including, pharmaceuticals, medical consumables, medical equipment, and beauty products. The company's flexibility and strong financial capabilities of its parent company GAG makes it the preferred partner-of-choice and one stop solution for the region.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults1, and Aemcolo® for the treatment of travelers’ diarrhea in adults17. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. Government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties, including without limitation the risk that the Company will not succeed to achieve additional milestones or royalties on sales or expand Talicia’s reach to additional ex-U.S. territories; as well as other risk and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company’s ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company’s Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com
Category: Commercial

1 IQVIA XPO Data on file
2 Khoder G, Muhammad JS, Mahmoud I, Soliman SSM, Burucoa C. Prevalence of Helicobacter pylori and Its Associated Factors among Healthy Asymptomatic Residents in the United Arab Emirates. Pathogens. 2019;8(2):44. Published 2019 Apr 1. doi:10.3390/pathogens8020044
Hooi JKY et al. Global Prevalence of Helicobacter pylori Infection: Systematic Review and Meta-Analysis. Gastroenterology 2017; 153:420-429.
3 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
4 Hussein NR. Helicobacter pylori and gastric cancer in the Middle East: a new enigma? World J Gastroenterol. 2010;16(26):3226-3234. doi:10.3748/wjg.v16.i26.3226
Hooi JKY, Lai WY, Ng WK, Suen MMY, Underwood FE, Tanyingoh D, et al. Global prevalence of Helicobacter pylori infection: systematic review and meta-analysis. Gastroenterology. 2017 Aug 1;153(2):420–9.
5 Chey, W.D., et al., Vonoprazan Triple and Dual Therapy for Helicobacter pylori Infection in the United States and Europe: Randomized Clinical Trial. Gastroenterology, 2022. 163(3): p. 608-619.
6 Savoldi, A., et al., Prevalence of Antibiotic Resistance in Helicobacter pylori: A Systematic Review and Meta-analysis in World Health Organization Regions. Gastroenterology, 2018. 155(5): p. 1372-1382 e17.
7 Park, J.Y., et al., Helicobacter pylori Clarithromycin Resistance and Treatment Failure Are Common in the USA. Dig Dis Sci, 2016. 61(8): p. 2373-2380.
8 Diabetes Data on File
9 Kao, J.Y., Helicobacter pylori eradication by low-dose rifabutin triple therapy (RHB-105) is unaffected by high body mass index. GastroHep, 2021. 3(7): p. 426-434.
10 IQVIA Custom Study for RedHill Biopharma, 2019
11 Lamb A et al. Role of the Helicobacter pylori‐Induced inflammatory response in the development of gastric cancer. J Cell Biochem 2013;114.3:491-497.
12 NIH – Helicobacter pylori and Cancer, September 2013.
13 Hu Q et al. Gastric mucosa-associated lymphoid tissue lymphoma and Helicobacter pylori infection: a review of current diagnosis and management. Biomarker research 2016;4.1:15.
14 National Cancer Institute, Surveillance, Epidemiology, and End Results Program (SEER).
15 Defined as the PK population which included those subjects in the ITT population who had demonstrated presence of any component of investigational drug at visit 3 (approx. day 13) or had undetected levels drawn >250 hours after the last dose.
16 The pivotal Phase 3 study with Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator arm (ITT analysis, p<0.0001).
17 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.